May 24, 2010

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC  20549

Re:	Globe Specialty Metals, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-163906

Dear Mr. Schwall:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-163906) be accelerated so that such Registration Statement will become effective at 4 p.m., Eastern time, on May 28, 2010, or as soon thereafter as practicable.

The undersigned acknowledges that:

(a)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)           the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Globe Specialty Metals Inc.

/s/ Stephen E. Lebowitz
Stephen E. Lebowitz
Chief Legal Officer